Amendment

This amendment effective as of March 27, 2006 modifies the OEM License Agreement (the “Agreement”) dated March 23, 2006 between Moreover Technologies, Inc. (“Moreover”) and Vocus, Inc. (“OEM”).

1.	Capitalized terms not defined herein shall have the meaning given to them in the Agreement.

2.	Section 2.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

2.3 Existing Agreements. The Existing Agreements shall terminate in their entirety on the later of (i) the date the longest customer contract (the original term, not a renewal term) entered into under the Existing Agreements during 2005 expires, or (ii) December 31, 2006. Upon receipt by Moreover of the royalty payments due under the Existing Agreements for the fourth quarter of 2005, no additional royalties shall accrue under the Existing Agreements. The fees set forth herein shall be for any distribution of the Moreover Products to customers who newly subscribe or renew an existing subscription on or after January 1, 2006.

3.	This amendment, together with the Agreement, represents the entire agreement between the parties, and supersedes all other prior or contemporaneous communications between the parties (whether written or oral) relating to the subject matter of this Agreement. In the event of any inconsistency between the terms of this amendment and the Agreement, the terms of this amendment shall control.

Agreed and accepted:

Moreover Technologies, Inc.	Vocus, Inc.
Signature Printed Name/Title Date	Signature Printed Name/Title Date